UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2003
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Southern Connecticut Gas Company Target Plan
855 Main Street
Bridgeport, Connecticut 06604

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

REQUIRED INFORMATION

The Southern Connecticut Gas Company Target Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2003 and 2002 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Southern Connecticut Gas Company Target Plan

Date: June 28, 2004	By /s/James E. Early James E. Early Committee Member
Date: June 28, 2004	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 28, 2004	By /s/Joseph L. Vicidomino Joseph L. Vicidomino Committee Member

APPENDIX 1

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Southern Connecticut Gas Company Target Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
The Southern Connecticut Gas Company Target Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Southern Connecticut Gas Company Target Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

New York, New York
June 24, 2004

The Southern Connecticut Gas Company Target Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
	2003	2002

Assets:
Investments, at fair value:
Registered Investment Companies	$14,739,594	$13,252,268
Energy East Stock Fund	4,931,199	4,756,407
Common/Collective Trusts	33,207,675	31,227,243
Participant loans	1,154,003	1,190,663

	54,032,471	50,426,581
Receivables:
Accrued interest income	-	972
Due from Broker for securities sold	1,967	-

	1,967	972

Net assets available for benefits	$54,034,438	$50,427,553

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
	2003	2002

Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$4,071,444	$(3,320,531)
Interest and dividends	1,683,443	1,900,449

	5,754,887	(1,420,082)

Contributions:
Participant	1,708,755	1,909,129
Employer	555,030	605,652

	2,263,785	2,514,781

Total additions	8,018,672	1,094,699

Deductions:
Benefits paid to participants	4,410,696	4,716,208
Administrative expenses	1,091	1,023

Total deductions	4,411,787	4,717,231

Net decrease	3,606,885	(3,622,532)
Net assets available for benefits: Beginning of year	50,427,553	54,050,085

End of year	$54,034,438	$50,427,553

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.   DESCRIPTION OF THE PLAN

The following description of The Southern Connecticut Gas Company (Company) Target Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering all employees who have one year of service and are age 21 or more. Energy East Corporation (Energy East), the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Contributions

Contributions to the Plan are made by both participants and the Company. Participants who are current employees may make a contribution of 2% to 6% of their base salary (Basic Contribution) on either a taxable (Type A) or tax-deferred (Type B) basis and may make an Additional Contribution of 1% to 10% of their base salary if the maximum Basic Contribution is made, on either a Type A or Type B basis. The Company contributes 50% of a participant's Basic Contribution to the Plan.

Effective January 1, 2002, the total Type A Additional Contribution may not exceed 10% of base salary, and the total Type B Additional Contribution may not exceed the lesser of 44% of base salary or that amount which, when added to the Basic Contribution (Type A and B) and Additional Contribution (Type B) for the Plan year does not exceed a total maximum contribution of 50% of the participant's base salary for the Plan year.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who have made the maximum amount of Basic and Additional Type B Contributions permitted for the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

A participant's total pre-tax and after-tax contributions may be further limited by certain provisions of the Code. Upon enrollment in the Plan, participants may direct employee and employer contributions in 10% increments among investment choices offered by the Plan. Subsequent to enrollment, participants can change the contribution direction in any whole percentage increments.

As of January 1, 2002, the Energy East Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Benefit Payments

On termination of service due to retirement, disability or death, an election can be made to receive either a lump sum amount equal to the value of the participant's vested interest in the participant's account, or periodic installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and the participant's designated beneficiary at the commencement of the installments, or a combination of a single sum payment and periodic installments.

For termination of service for other reasons, the participant may receive the value of the vested interest in the participant's account as a lump sum distribution.

Vesting

Participants are vested immediately in the current value of their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account is based on years of credited service. A participant is 100% vested after five years of credited service. If a participant leaves the Company prior to full vesting, the nonvested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrative Committee at the time of the loan. Principal and interest is paid ratably through payroll deductions. Interest rates on loans outstanding at year end range from 5.00% to 11.50% for 2003, and 5.25% to 11.50% for 2002. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans and allocation of investment income, including investment gains and losses. Allocations are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value. Investment contracts are valued at contract value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

The Southern Connecticut Gas Company Stable Value Fund (SCG Stable Value Fund) is a combination of shares of the Putnam Stable Value Fund, a common/collective fund maintained by Putnam, and the Plan's remaining individually negotiated contracts held in the Plan prior to July 2, 2001, which matured November 17, 2003. The matured proceeds received were deposited into the Putnam Stable Value Fund. Any participant-directed contributions in the SCG Stable Value Fund made after July 2, 2001, are invested in the Putnam Stable Value Fund.

The crediting interest rates on investment contracts ranged from 5.91% to 7.62% for the year ended December 31, 2003 and 5.29% to 7.62% for the year ended December 31, 2002. The blended rate of return on the SCG Stable Value Fund was 7.30% in 2003. The crediting interest rates for certain investment contracts are reset annually and are based on the market value of the portfolio of assets underlying the contracts. Factors used to determine the crediting interest rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2003 and 2002

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of Plan termination, participants would be 100% vested in their employer contributions.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002:
	2003	2002

Janus Advisor Balanced Fund	$6,269,236	$5,801,859
Putnam Vista Fund	$3,896,898	$2,976,434
Putnam S&P 500 Index Fund	$7,689,627	$5,751,884
Putnam Stable Value Fund	$25,518,048	-
SCG Stable Value Fund	-	$25,475,359
Energy East Stock Fund	$4,931,199	$4,756,407

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2003 and 2002, as follows:
	2003	2002

Registered Investment Companies	$2,380,015	$(2,226,626)
Common/Collective Trusts	1,651,322	(1,782,722)
Energy East Stock Fund	40,107	688,817

	$4,071,444	$(3,320,531)

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2003 and 2002

4.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies and common/collective trust funds managed by Putnam Fiduciary Trust Company (Putnam). Putnam is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Administrative expenses represent certain transaction fees that are paid by the Plan's participants.

The Southern Connecticut Gas Company Target Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003
	Identity of Issue	Description of Investment	Current Value

	Janus Advisor Balanced Fund	Registered Investment Company	$6,269,236
	Janus Advisor Growth Fund	Registered Investment Company	499,159
	PIMCO Total Return Fund	Registered Investment Company	1,090,535
*	Putnam Asset Allocation: Growth Fund	Registered Investment Company	143,532
*	Putnam Asset Allocation: Balanced Fund	Registered Investment Company	132,780
*	Putnam Asset Allocation: Conservative Fund	Registered Investment Company	54,106
*	Putnam OTC & Emerging Growth Fund	Registered Investment Company	704,455
*	Putnam Fund for Growth and Income	Registered Investment Company	621,941
*	Putnam Voyager Fund	Registered Investment Company	198,913
*	Putnam Vista Fund	Registered Investment Company	3,896,898
*	Putnam U.S. Government Income Trust Fund	Registered Investment Company	285,834
*	Fidelity Diversified International Fund	Registered Investment Company	493,582
*	Putnam S&P 500 Index Fund	Common/Collective Trust	7,689,627
*	Putnam Money Market Fund	Registered Investment Company	348,623
*	Energy East Corporation Stock	Energy East Stock Fund	4,931,199
	Loan Fund	Participant Loans (5.0% - 11.50%)	1,154,003
*	Putnam Stable Value Fund	Common/Collective Trust	25,518,048

	Total assets held at end of year		$54,032,471

*	Party-in-interest